# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Krispy Kreme, Inc., CIK 0001857154
CUSIP: 50101L106
Title of class of securities: Equity
Address of issuer's principal executive offices: 2116 HAWKINS STREET, CHARLOTTE, North Carolina (NC), 28203
Date of event which requires filing of this statement: 12/31/2023
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001166588

## Reporting persons
- BNP PARIBAS FINANCIAL MARKETS: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: France (I0); sole voting power 0; shared voting power 0; sole dispositive power 15,512,553; shared dispositive power 0; aggregate amount beneficially owned 15,512,553 (9.2% of the class)

## Item 1. Issuer
Name of issuer: Krispy Kreme, Inc.
Address of issuer's principal executive offices: 2116 HAWKINS STREET, CHARLOTTE, NORTH CAROLINA, 28203

## Item 2. Person Filing
Name of person filing: BNP Paribas Financial Markets
Address of principal business office or, if none, residence:
20 boulevard de Italiens
75009 Paris, France
Citizenship: N/A

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: group (OO)

## Item 4. Ownership
Amount beneficially owned: 15,515,553
Percent of class: 9.20%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 15,512,553
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Non-U.S. Institution FI is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BNP PARIBAS FINANCIAL MARKETS: Paul Drumm, Managing Director, BNP Paribas Securities Corp. (01/25/2024)
Comment: Name: Paul Drumm
Title: Managing Director, BNP Paribas Securities Corp.
Phone: (212) 841-2724
New York, NY

January 25, 2024